Contact

www.linkedin.com/in/jill-kuehler-48a5044b (LinkedIn)
www.zengerfarm.org (Company)

Top Skills

Non-profits
Fundraising
Strategic Planning

Languages

Spanish

Jill Kuehler

Founder at Freeland Spirits
Portland, Oregon, United States

Experience

Freeland Spirits
Founder
June 2015 - Present (10 years 7 months)
2671 NW Vaughn

App Camp For Girls
Interim Executive Director
January 2017 - November 2017 (11 months)
Portland, Oregon Area

AUDUBON SOCIETY OF PORTLAND, OREGON
Interim Education Director
January 2017 - August 2017 (8 months)
Portland, Oregon Area

Girls Inc.
Interim Executive Director
June 2016 - September 2016 (4 months)

Adelante Mujeres
Interim Executive Director
March 2016 - June 2016 (4 months)

Rock N Roll Camp for Girls
Interim Executive Director
October 2015 - March 2016 (6 months)

Friends of Zenger Farm
Executive Director
June 2009 - May 2015 (6 years)

East Multnomah Soil and Water Conservation District
Board member
January 2011 - December 2014 (4 years)

Peace Corps
Peace Corps Volunteer
January 2002 - November 2003 (1 year 11 months)
Guatemala

Education

Portland State University
Master's degree, Education

Texas A&M University
BS, Community Health